Exhibit 4.39

Summary of the Rural Partnership Agreement, entered into on July 19, 2018, in connection with Fazenda Chaparral

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the current company vested in the possession of the land, Laerte Baechtold, as the individual interested in entering into a rural partnership with BrasilAgro, and Imobiliária Cajueiro Ltda., as the owner of the land.

Purpose: Granting of the possession, for a five-year term, of a total area equivalent to 2,418.50 useful hectares, which comprises the plots of land 210, 211, 212, 309, 310, 311 and 312 of the Fazenda Chaparral on behalf of Mr. Laerte Baechtold for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. BrasilAgro shall be entitled to 17% of the earnings therefrom (or five bags of soybeans per hectare, whichever is greater) and Mr. Laerte Baechtold shall be entitled to the remaining 83%.